Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,
	2008		2009		2010		2011		2012
	(in thousands)
Income from continuing operations before income taxes	$77,619		$82,111		$58,436		$52,606		$120,698
Interest expense	39,746		39,075		90,602		86,899		106,096
Income before fixed charges	$117,365		$121,186		$149,038		$139,505		$226,794

Capitalized interest	$160		$141		$22		$139		$240
Interest expense	39,746		39,075		90,602		86,899		106,096
Total fixed charges	$39,906		$39,216		$90,624		$87,038		$106,336
Earnings / fixed charge coverage ratio	2.9	x	3.1	x	1.6	x	1.6	x	2.1	x